For Immediate Release Contact: Harvey Grossblatt, President Universal Security Instruments, Inc. 410-363-3000, Ext. 224 or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments Reports Record
Second Quarter Earnings

Earnings Rise to $0.59/Share on 12.6% Increase in Sales

OWINGS MILLS, MD, November 14, 2006: Universal Security Instruments, Inc. (AMEX: UUU) today announced its highest second quarter earnings in the Company’s 37-year history.

The Company reported a 21.8% increase in after-tax net income to $1,416,204, or $0.59 per basic share ($0.57 per diluted share), on net sales which rose 12.6% to $8,018,088 in the quarter ended September 30, 2006, compared to net income of $1,162,695, or $0.52 per basic share ($0.48 per diluted share), and net sales of $7,119,100 for the same period last year. Pre-tax net income rose 81.3% for the quarter to $1,926,159, from $1,062,695 for the comparable quarter.

For the six months ended September 30, 2006, sales rose 14.3% to $16,056,525 versus $14,042,910 for the same period last year. The Company reported a 45.9% increase in after-tax net earnings to $2,993,672, or $1.27 per basic share ($1.20 per diluted share) compared to net earnings of $2,052,465 or $0.93 per basic share ($0.85 per diluted share) last year. Universal’s pre-tax net income rose 107.5% for the first six months of the year to $3,869,627, from $1,865,037 for the comparable six months.

Included in the Company’s three and six-month results was a provision for income tax expense in the amount of $509,955 and $875,955, compared to a net tax benefits of $100,000 and $187,428 for the same periods last year. Also included in last year’s six months results were legal fees of approximately $430,000 associated with the settlement of a suit brought by a former director and Company executive.

“We are very pleased with the results for the quarter, despite the challenges of a softening housing market. Substantially increased financial results from our Hong Kong Joint Venture also contributed to the record results for the quarter. We continue to work to leverage our strengths and reduce our dependence to any single sector going forward. Our recent acquisition of steel conduit manufacturing facilities in Canada represent an important element in this strategy,” said Harvey Grossblatt, chief executive officer.”

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 37-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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7-A GWYNNS MILL COURT • OWINGS MILLS, MARYLAND 21117, USA
(410) 363-3000 • www.universalsecurity.com

Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)

	Three Months Ended September 30,
	2006	2005
Sales	$8,018,088	$7,119,100
Net income	1,416,204	1,162,695
Income per share
Basic	$0.59	$0.52
Diluted	$0.57	$0.48
Weighted average number of common shares outstanding
Basic	2,412,340	2,231,331
Diluted	2,490,647	2,433,249

	Six Months Ended September 30,
	2006	2005
Sales	$16,056,525	$14,042,910
Net income	2,993,672	2,052,465
Income per share
Basic	$1.27	$0.93
Diluted	$1.20	$0.85
Weighted average number of common shares outstanding
Basic	2,361,155	2,217,757
Diluted	2,487,715	2,423,679

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,
	2006	2005
ASSETS
Cash	$3,069,981	$3,015,491
Accounts receivable and amount due from factor	5,881,341	5,389,222
Inventory	6,320,688	4,062,086
Prepaid expenses	332,365	196,863
TOTAL CURRENT ASSETS	15,604,375	12,663,662
INVESTMENT IN HONG KONG JOINT VENTURE	8,603,010	7,140,859
PROPERTY, PLANT AND EQUIPMENT - NET	56,015	62,212
DEFERRED TAXES AND OTHER ASSETS	642,870	491,870
TOTAL ASSETS	$24,906,270	$20,358,603

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$1,315,296	$1,604,845
Accrued liabilities	1,909,400	1,147,189
TOTAL CURRENT LIABILITIES	3,224,696	2,752,034
LONG TERM DEBT	-	-
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,412,408 and 2,258,409 shares at September 30, 2006 and September 30, 2005, respectively	18,095	16,940
Additional paid-in capital	12,657,760	11,577,583
Retained earnings	9,005,719	6,012,046
TOTAL SHAREHOLDERS’ EQUITY	21,681,574	17,606,569
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,906,270	$20,358,603

All shares have been adjusted to reflect the 4-for-3 stock dividend payable on October 16, 2006.

This press release may contain forward-looking statements. These forward-looking statements may generally be identified by the use of the words “may,” “expects,” “anticipates,” “believes,” “estimates,” and similar expressions and involve a number of risks and uncertainties. For a variety of reasons, actually results may differ materially, from those described in or contemplated by any such forward-looking statement. Consequently, the reader is cautioned to consider all forward-looking statements in light of the risks to which they are subject. We are not able to identify or control all circumstances that could occur in the future that may adversely affect our business and operating results. These risks include, but are not limited to, those risks identified in the Company’s periodic reports filed with The Securities and Exchange Commission, including our most recent Annual Report on Form 10-K.